Exhibit 21.1
SUBSIDIARIES OF TENABLE HOLDINGS, INC.

Name of Subsidiary	Jurisdiction of Incorporation
Tenable, Inc.	Delaware
Accurics, Inc.	Delaware
Ermetic Ltd.	Israel
Eureka Security Ltd.	Israel
Tenable Israel Ltd.	Israel
Indegy Ltd.	Israel
Bit Discovery, Inc.	Delaware
Tenable Network Security Ireland Limited	Ireland
Alsid, SAS	France
Tenable Network Security Pte. Limited	Singapore
Tenable Public Sector LLC	Delaware